SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

XLIT Ltd.

Catlin Insurance Company Ltd.

(Name of Subject Companies (Issuers))

XLIT Ltd.

(Name of Filing Person (Offeror))

XLIT Ltd. Fixed/Floating Rate Non-Cumulative Preference Ordinary Shares, Series D, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Series D Preferred Shares”) CUSIP/ISIN No G98296109 / KYG982961099

XLIT Ltd. Fixed/Floating Perpetual Non-Cumulative Preference Ordinary Shares, Series E, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Series E Preference Shares”) CUSIP/ISIN No 98372P AJ7 / US98372PAJ75

Catlin Insurance Company Ltd. Fixed/Floating Non-Cumulative Perpetual Preferred Shares, liquidation amount $1,000 plus declared and unpaid dividends per security
(the “Catlin Preferred Shares”) CUSIP/ISIN No 149206 AA2 / 144A ISIN: US149206AA21; Reg S ISIN: USG1970AAA28

(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Kirstin Gould
Executive Vice President, General Counsel and Secretary
XL Group Ltd
O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda
(441) 292-8515

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Todd E. Freed, Esq.
Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$550,000,000.00	$63,745.00

*	Estimated solely for the purpose of computing the filing fee. This transaction valuation was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the amount of cash to be paid for the Securities (as defined herein).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2017 equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,745.00	Filing Party: XLIT Ltd.

Form or Registration No.: Schedule TO	Date Filed: June 8, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2017, as amended from time to time, including by Amendment No. 1 filed with the SEC on June 21, 2017 (together with the Amendment, the “Schedule TO”), which relates to the offers by XLIT Ltd. to purchase in cash issued and outstanding Series E Preference Shares, Series D Preference Shares and Catlin Preferred Shares (collectively, the “Securities”), plus declared and unpaid dividends, in each case, on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017 (as it may be amended from time to time, the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO.

The information set forth in the Offer to Purchase is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Schedule TO is hereby amended and supplemented by this Amendment as follows:

Offer to Purchase (Exhibit (a)(1)(C) to the Schedule TO)

The Offer to Purchase is hereby amended as follows:

(1)	The definition of the “NOTES WITHDRAWAL DEADLINE” on the cover page of the Offer to Purchase is hereby replaced with “5:00 P.M., NEW YORK CITY TIME, ON JULY 6, 2017,” and all references to the “Notes Withdrawal Deadline” in the Offer to Purchase are to be construed accordingly.

(2)	The definition of the “EARLY TENDER DATE” on the cover page of the Offer to Purchase is hereby replaced with “5:00 P.M., NEW YORK CITY TIME, ON JULY 6, 2017,” and all references to the “Early Tender Date” in the Offer to Purchase are to be construed accordingly.

(3)	The following sentence is added at the end of the paragraph right above the heading “Acceptance Priority Levels” on page 2 of the Offer to Purchase:

“On June 26, 2017, we waived the Financing Condition.”

(4)	The definition of the “Price Determination Date” in the second paragraph under “2045 Notes Offer” on page 3 of the Offer to Purchase is hereby replaced with “2:00 p.m., New York City time, on June 30, 2017,” and all references to the “Price Determination Date” in the Offer to Purchase are to be construed accordingly.

(5)	The following sentence is added at the end of the paragraph “THE OFFERS ARE SUBJECT TO CONDITIONS, INCLUDING THE FINANCING CONDITION AND THE MINIMUM CONDITION. SEE SECTION 7, WHICH SETS FORTH ALL OF THE CONDITIONS TO EACH OFFER. ANY OF THE OFFERS MAY BE AMENDED IN ANY RESPECT IN OUR SOLE DISCRETION, SUBJECT TO APPLICABLE LAW.” on page 4 of the Offer to Purchase:

“ON JUNE 26, 2017, WE WAIVED THE FINANCING CONDITION.”

(6)	The answer to the question “Are there any conditions to the Offers?” under the heading “The Offers—Summary Term Sheet” on page 11 of the Offer to Purchase is hereby replaced with:

“Our obligation to accept and pay for Securities in any of the Offers is limited by the Aggregate Maximum Repurchase Amount and the 2045 Notes Cap, and subject to the Acceptance Priority Levels and proration, and to the satisfaction or waiver of the Minimum Condition, the Financing Condition and the General Conditions. On June 26, 2017, we waived the Financing Condition. See Section 7.”

(7)	The answer to the question “Once I have tendered Securities in any of the Offers, can I withdraw my tender?” under the heading “The Offers—Summary Term Sheet” on page 12 of the Offer to Purchase is hereby replaced with:

“Securities tendered in the 2045 Notes Offer may only be withdrawn until the Notes Withdrawal Deadline, which will occur at 5:00 P.M., New York City time, on July 6, 2017. Securities tendered in the Equity Offers may be withdrawn at any time before the Expiration Date, which will occur at 5:00 P.M., New York City time, on July 6, 2017, unless we extend the applicable Offer. We cannot assure you that we will extend any of the Offers or, if we do, of the length of any extension we may provide. In addition, pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, Securities not yet accepted for purchase may be withdrawn at any time after August 2, 2017 (40 business days after the commencement of the Offers). See Section 4.”

(8)	The first sentence of the first paragraph in the section entitled “The Offers—Withdrawal Rights” on page 27 of the Offer to Purchase is hereby replaced with:

“Securities tendered in the 2045 Notes Offer may only be withdrawn until the Notes Withdrawal Deadline, which will occur at 5:00 P.M., New York City time, on July 6, 2017.”

(9)	The paragraph in the sub-section “Financing Condition” in the section entitled “The Offers—Conditions of the Offers” on page 31 of the Offer to Purchase is hereby replaced with:

“Our obligation to accept for purchase, and to pay for, Securities validly tendered pursuant to any of the Offers is subject to, and conditioned upon, our consummation of a fixed rate debt financing transaction resulting in gross proceeds of at least $500,000,000 subsequent to the date hereof and on or prior to the Payment Date, on terms and conditions reasonably satisfactory to us (the “Financing Condition”).

On June 22, 2017, the Company announced the pricing of a public offering of €500,000,000 aggregate principal amount of Fixed to Floating Rate Subordinated Notes due 2047 (the "subordinated notes"), which will be fully and unconditionally guaranteed by the Company (the “New Debt Financing”). The subordinated notes will be issued at 99.054% of par value and will bear interest at a rate of 3.25% paid annually during the initial fixed interest period of ten years and, thereafter, at a floating rate equal to the sum of (i) the applicable EURIBOR rate for the relevant floating rate interest period, plus (ii) a margin of 2.900%.

We may defer interest payments on the subordinated notes, at our option from time to time, so long as no event of default or mandatory deferral event has occurred and is continuing, although we will be subject to certain restrictions with respect to making restricted payments during any such optional deferral period. We will also be required to defer payment of all interest accrued on the subordinated notes as of an interest payment date upon the occurrence of certain mandatory deferral events.

We may redeem the subordinated notes, in whole or in part, from June 29, 2022 to June 29, 2027 at a price equal to 100% of the principal amount of the subordinated notes being redeemed plus a “make-whole” premium. We may also redeem the subordinated notes, in whole but not in part, at par (i) upon the occurrence of certain specified events, (ii) if at least 80% of the principal amount of subordinated notes initially issued are repurchased or otherwise redeemed (other than through a make-whole redemption described above) and (iii) at any time after June 29, 2027.

The New Debt Financing is expected to close on June 29, 2017, subject to customary closing conditions. As a result of the pricing of the New Debt Financing, on June 26, 2017, we waived the Financing Condition.”

(10)	The following sentence is added at the end of the sub-section “General Conditions” in the section entitled “The Offers—Conditions of the Offers” on page 32 of the Offer to Purchase:

“On June 26, 2017, we waived the Financing Condition.”

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth above under the heading “Offer to Purchase (Exhibit (a)(1)(C) to the Schedule TO)” is incorporated herein by reference.

Item 4. Terms of the Transactions.

(a) Material Terms.

Item 4(a) of the Schedule TO, to the extent Item 4(a) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth above under the heading “Offer to Purchase (Exhibit (a)(1)(C) to the Schedule TO)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) of the Schedule TO, to the extent Item 7(a), (b) and (d) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth above under the heading “Offer to Purchase (Exhibit (a)(1)(C) to the Schedule TO)” is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NUMBER	EXHIBIT NAME
(a)(5)(A)	Press release, dated June 21, 2017 (filed herewith).

(a)(5)(B)	Press release, dated June 22, 2017 (filed as Exhibit 99.1 to XL Group’s Current Report on Form 8-K filed on June 22, 2017 and incorporated herein by reference).

(a)(5)(C)	Press release, dated June 26, 2017 (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2017

XLIT Ltd.

By:	/s/ Stephen Robb
Name: Stephen Robb
Title: Director

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Purchase, dated June 7, 2017 (previously filed with Schedule TO on June 8, 2017).

(a)(1)(B)	Press release, dated June 7, 2017 (filed as Exhibit 99.1 to XL Group’s Current Report on Form 8-K filed on June 7, 2017 and incorporated herein by reference).

(a)(1)(C)	Amended Offer to Purchase, dated June 20, 2017 (previously filed with Schedule TO on June 21, 2017).

(a)(5)(A)	Press release, dated June 21, 2017 (filed herewith).

(a)(5)(B)	Press release, dated June 22, 2017 (filed as Exhibit 99.1 to XL Group’s Current Report on Form 8-K filed on June 22, 2017 and incorporated herein by reference).

(a)(5)(C)	Press release, dated June 26, 2017 (filed herewith).

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Registration Statement on Form S-3 (No. 333-116245) filed on June 7, 2004 and incorporated herein by reference).

(d)(2)	Second Supplemental Indenture, dated as of November 12, 2004, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on November 15, 2004 and incorporated herein by reference).

(d)(3)	Third Supplemental Indenture, dated December 9, 2005, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.2 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on December 12, 2005 and incorporated herein by reference).

(d)(4)	Fourth Supplemental Indenture, dated May 7, 2007, to the Indenture, dated as of June 2, 2004, between XL Capital Ltd and The Bank of New York, as trustee (filed as Exhibit 4.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on May 7, 2007 and incorporated herein by reference).

(d)(5)	Indenture, dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on September 30, 2011 (No. 1-10804) and incorporated herein by reference).

(d)(6)	First Supplemental Indenture, dated September 30, 2011, to the Indenture dated September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on September 30, 2011 and incorporated herein by reference).

(d)(7)	Second Supplemental Indenture, dated November 21, 2013, to the Indenture, dated as of September 30, 2011, among XL Group plc, XL Group Ltd and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on November 21, 2013 and incorporated herein by reference).

EXHIBIT NUMBER	EXHIBIT NAME
(d)(8)	Third Supplemental Indenture, dated July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

(d)(9)	Fourth Supplemental Indenture, dated as of August 3, 2016, among XL Group, (XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Senior Debt Securities Indenture, dated as of September 30, 2011 (filed as Exhibit 4.1 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(10)	Indenture, dated March 30, 2015, among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.1 to XL Group plc’s Current Report on Form 8-K filed on March 30, 2015 (No. 1-10804) and incorporated herein by reference).

(d)(11)	First Supplemental Indenture, dated March 30, 2015, to the Indenture dated March 30, 2015 among XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as trustee (filed as Exhibit 4.2 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(12)	Second Supplemental Indenture, dated as of July 25, 2016, among XL Group, XL Group plc, XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.3 to XL Group’s Current Report on Form 8-K12B (No. 1-10804) filed on July 25, 2016 and incorporated herein by reference).

(d)(13)	Third Supplemental Indenture, dated as of August 3, 2016, among XL Group, XL Group plc (In Solvent Member’s Voluntary Liquidation), XLIT Ltd. and Wells Fargo Bank, National Association, as Trustee, to the Subordinated Debt Securities Indenture, dated as of March 30, 2015 (filed as Exhibit 4.2 to XL Group’s Current Report on Form 8-K (No. 1-10804) filed on August 9, 2016 and incorporated herein by reference).

(d)(14)	Replacement Capital Covenant, dated March 15, 2007 (filed as Exhibit 10.1 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 15, 2007 and incorporated herein by reference).

(d)(15)	Termination of March 15, 2007 Replacement Capital Covenant, dated March 30, 2015(filed as Exhibit 4.6 to XL Capital Ltd’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(d)(16)	Replacement Capital Covenant, dated March 30, 2015 (filed as Exhibit 4.7 to XL Group plc’s Current Report on Form 8-K (No. 1-10804) filed on March 30, 2015 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.